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EMAIL:  MREDA@OLSHANLAW.COM

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May 10, 2023

VIA EDGAR AND ELECTRONIC MAIL

Daniel Duchovny
Michael Killoy
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	LivePerson, Inc. (the “Company” or “LivePerson”) DFAN14A filed by Starboard Value LP et al. (collectively, “Starboard”) Filed on May 5, 2023 File No. 000-30141

Dear Messrs. Duchovny and Killoy:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 9, 2023 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Starboard and provide the following responses on Starboard’s behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

DFAN14A filed May 5, 2023

General

1.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the following statement: "Furthermore, Mr. LoCascio has been embroiled in his own scandals, notably being included in Jeffrey Epstein’s 'Black Book' and having public associations with convicted criminal Ghislaine Maxwell." Additionally, in your response please provide more specificity about these "public associations." In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Starboard acknowledges the Staff’s comment and provides the following information on a supplemental basis.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 10, 2023

The above-referenced statement is supported by publicly available materials, including materials obtained through a Google search. Specifically, Starboard refers the Staff to the images below. The image on the left reflects a portion of Jeffrey Epstein’s widely available ‘Black Book’ which includes Robert LoCascio’s name and contact information on page 38 thereof.1 Despite the ‘Black Book’ incorrectly including a space in Mr. LoCascio’s last name and referencing “Live Wire” instead of “LivePerson”, the other contact information confirms this is indeed Robert LoCascio, the CEO of LivePerson, including references to his title as CEO and his LivePerson email address. The image on the right demonstrates Mr. LoCascio’s public association with convicted criminal Ghislaine Maxwell.2 More specifically, this photo of Mr. LoCascio and Ms. Maxwell was taken at the “Osklen Spring/Summer 2013 After Party.” Ms. Maxwell was sentenced to 20 years in prison in 2022 for conspiring with Mr. Epstein to sexually exploit and abuse minors.3

Robert LoCascio’s inclusion in Jeffrey Epstein’s ‘Black Book’ and his association with convicted criminal Ghislaine Maxwell were further confirmed by Paragon Intel, an independent third party research firm, which likewise uncovered the images above.

*   *   *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

1 See https://archive.org/details/jeffrey-epsteins-little-black-book-unredacted_202006/page/n32/mode/1up.

2 See https://i.redd.it/l1g5fxo956i41.jpg.

3 See https://www.justice.gov/usao-sdny/pr/ghislaine-maxwell-sentenced-20-years-prison-conspiring-jeffrey-epstein-sexually-abuse.

May 10, 2023

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda